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                              November 2, 2020

       Anthony D'Adamio, Esq.
       Senior Vice President and General Counsel
       Bioventus Inc.
       4721 Emperor Boulevard, Suite 400
       Durham, North Carolina 27703

                                                        Re: Bioventus Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
6, 2020
                                                            CIK No. 0001665988

       Dear Mr. D'Adamio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted October 6, 2020

       Prospectus Summary
       Summary of the Transactions, page 6

   1. To facilitate an understanding of the transactions, please prominently identify the reorganization and
related agreements as an    Up-C    transaction. This should also be
                                                        stated elsewhere in the
prospectus where the transactions are discussed. In addition, please expand your disclosure
to explain the business or strategic rationale for why this particular structure was selected,
including any material ways in which the structure benefits the company and other
related parties. Conflicts of interest related to such benefits should be discussed in the Risk
Factors section.
 Anthony D'Adamio, Esq.
Bioventus Inc.
November 2, 2020
Page 2
2. Please include a diagram depicting your organizational structure before giving effect to the pre-IPO reorganization transactions. This diagram, as well as the diagram of your organizational structure after the offering, should provide additional detail, including identifying all the legal entities, the percentage of ownership of each legal entity, the form of each entity (LLC or corporation, for example), the percentage of shares held by public stockholders and pre-IPO owners, in what form (common or preferred), and the relative voting and economic rights of each (to the extent they differ).
3. Please include a discussion in the Summary of any material limitations on the Class A common stock investors will purchase in the offering, including any limits on voting and economic rights in relation to pre-IPO shareholders.
4. Please revise your discussion of the Tax Receivable Agreement in the Summary and
         throughout the prospectus to quantify the likely tax benefits to be realized and paid to the
         Continuing LLC Owners. In this regard we note the disclosure of the potential totals and termination payments on page 98.
Risk Factors
We have broad discretion over the use of the net proceeds from this offering..., page 81

5. Please clarify in this risk factor that the company will use the net proceeds of the offering to purchase newly-issued LLC interests from Bioventus LLC, and that the company, as the sole managing member of Bioventus LLC, will then use its discretion to direct how
         Bioventus LLC will use the proceeds from the sale of LLC interests. Use of Proceeds, page 87

6. We note your disclosure in the Use of Proceeds that you will cause Bioventus LLC to use the proceeds received from the purchase by the company of the newly-issued LLC interests for "general corporate purposes". We also note your statements that you "cannot specify with certainty all of the particular uses for the net proceeds to be received" and that your management will have broad discretion over the use of net proceeds. Although you cannot specify with certainty, to the extent known, please discuss whether you intend to use any proceeds to continue pursuit of regulatory clearances, including conducting clinical trials or other required steps.
Dilution, page 94

7. Please revise to quantify how the Assumed Redemption impacted your pro forma net tangible book value per share. For example, illustrate how the shares of Class A common
FirstName LastNameAnthony D'Adamio, Esq.
       stock outstanding immediately prior to this offering and after Assumed Redemption as
Comapany
       usedNameBioventus    Inc.
            in your pro forma net tangible book value per share denominator was calculated.
November 2, 2020 Page 2
FirstName LastName
 Anthony D'Adamio, Esq.
FirstName LastNameAnthony D'Adamio, Esq.
Bioventus Inc.
Comapany 2,
November   NameBioventus
             2020        Inc.
November
Page 3    2, 2020 Page 3
FirstName LastName
Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 99

8. Please disclose the number of shares authorized, issued and outstanding for the Class A and Class B stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Development collaboration agreement for PROcuff, page 109

9. We note you have purchased $2 million of shares of Harbor Medtech Inc. pursuant to your exclusive Collaboration Agreement. Please revise your disclosure in the prospectus to include the aggregate potential milestone payments remaining under this agreement, including the total amount of additional share purchases that may be required. We refer to your disclosure on page F-37.
Liquidity and Capital Resources, page 123

10. As you are dependent upon Bioventus LLC to fund your obligations, please add disclosure in this section regarding how Bioventus LLC plans to fund your obligations under the Tax
         Receivable Agreement. Also add disclosure about the effect the Tax Receivable
         Agreement will have on your liquidity, including a reduction in overall cash flow, and about your plans to address the issue.
Intellectual Property, page 158

11. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each material technology, the expiration of each patent and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form. Please ensure any material patents licensed from third parties are included with the ownership status clearly described. Description of Capital Stock, page 210

12. Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of the common membership interest leading up to the planned initial public offering and the midpoint of your estimated offering price range.
         This information will help facilitate our review of your accounting for equity issuance including equity-based compensation.
Exhibits

13. Please file the following agreements as exhibits to the registration statement or provide your analysis as to why filing is not required by Item 601(b)(10) of Regulation S-K:
             Exclusive Collaboration Agreement with Harbor Medtech Inc.; Development Agreement with Musculoskeletal Transplant Foundation,
Inc.;
             Exclusive Commercial Supply Agreement with Musculoskeletal
Transplant
 Anthony D'Adamio, Esq.
Bioventus Inc.
November 2, 2020
Page 4
           Foundation, Inc.;
             Q-Med License Agreement;
             Q-Med Supply Agreement;
             Supply agreement entered on February 9, 2016, for the Company   s
three injection
           OA product; and
             Exclusive License Agreement for bioactive bone graft putty.
General

14. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameAnthony D'Adamio, Esq.
                                                            Division of
Corporation Finance
Comapany NameBioventus Inc.
                                                            Office of Life
Sciences
November 2, 2020 Page 4
cc:       Wesley C. Holmes, Esq.
FirstName LastName